EXHIBIT 99.1

Russian Federal Antimonopoly Service files claim against Telenor in Russia seeking to invalidate Telenor’s purchase of VimpelCom shares from Weather Investments

(Fornebu - 19 April 2012) Telenor has learned the Federal Antimonopoly Service of the Russian Federation (FAS) filed a claim in the Moscow Arbitrazh Court, the principal commercial court in Moscow, against Telenor East Holding II AS and Weather Investments II S.à.r.l. The companies OJSC VimpelCom, OOO Altimo, VimpelCom Ltd., VimpelCom Holdings B.V. and Altimo Cooperatief U.A. are named in the claim as interested third parties. Telenor has not yet been formally notified of the Claim by the FAS or the Court.

Telenor understands the FAS has alleged that the share purchase and option transactions that Telenor and Weather Investments entered into on 15 February 2012 violated the Russian Strategic Investment Law and requests the court to invalidate those transactions, require Telenor to return the VimpelCom Ltd. shares it acquired to Weather Investments and require Telenor, VimpelCom Ltd. and Altimo to enter into a new shareholders agreement with substantially the same terms as the VimpelCom shareholders agreement terminated by Altimo last year.

Telenor has learned that the FAS also filed an application with the Moscow Arbitrazh Court requesting that, prior to the Court reaching a decision on the merits of the FAS’s claim, the Court issue an injunction that would (a) prevent VimpelCom Ltd. and VimpelCom Holdings B.V. from voting their shares in OJSC VimpelCom, (b) prevent Telenor East and Weather II (as shareholders of VimpelCom Ltd.) from changing the governing bodies of VimpelCom Ltd. (i.e., the VimpelCom Ltd. board), and (c) prevent Telenor East and Weather II from exercising their rights under the option agreement.

“We believe we have fully complied with the Strategic Investment Law as it has been interpreted and applied to date,” said Telenor spokesman Dag Melgaard. “In addition, we have provided the FAS with all of the information it has requested. There has not been any change of control in VimpelCom, nor is there any agreement between Telenor and Weather Investments concerning control of VimpelCom. We are open to a dialogue with the FAS, but we will defend Telenor’s position using all available remedies under applicable law and treaties.”

“Furthermore, Telenor is within the ownership range it has been before. The transaction with Weather Investments reestablished the balance of shareholder interest which existed before Telenor’s ownership was diluted as a result of the Wind Telecom transaction,” said Dag Melgaard.

On 15 February 2012, Telenor purchased 234 million VimpelCom preferred shares from Weather Investments for USD374.4 million, thereby increasing Telenor’s voting share in VimpelCom Ltd. to 36.36%, subject to adjustment arising under certain put and call arrangements.